

December 28, 2012

Darren K. Destefano, Esq.
Cooley LLP
One Freedom Square
Reston Town Center
11951 Freedom Drive
Reston, VA 20190

   Re: Gladstone Capital Corporation (the "Fund")
     File Nos. 814-237 & 333-185191

Dear Mr. Destefano:

   On November 29, 2012, you filed a registration statement on Form N-2 for the Fund's shelf offering of common stock, preferred stock, subscription rights, warrants and debt securities. We have reviewed the registration statement and our comments are provided below. For convenience, we generally organized our comments using the headings and page numbers from the registration statement.

Cover Page

1. Item 1.c of Form N-2 requires a fund to include the title of securities offered on the outside front cover of a prospectus. In addition to other securities, the Fund has listed subscription rights and warrants. The Fund, however, has included in the registration statement separate forms of prospectus supplements for (1) subscription rights for common stock; (2) subscription rights for preferred stock; (3) warrants for common stock; and (4) warrants for preferred stock. Please disclose each of these types of securities on the cover page. In addition, please ensure that each of these types of securities are identified on the facing page of the registration statement in the table captioned "Calculation of Registration Fee Under the Securities Act of 1933."

Legal Matters (page 113)

2. This section states that the legality of the securities offered will be passed upon by Cooley LLP. Please confirm that the Fund will file, at the time of each offering of securities, appropriate legality opinions by post-effective amendment to the registration statement. *See* Staff Legal Bulletin (CF) No. 19, ¶ II.B.2.a (Oct. 14, 2011) (http://www.sec.gov/interps/legal/cfslb19.htm).

Consolidated Changes in Net Assets (page F-5)

3.   The line captioned "Return of Capital Distributions" shows that the Fund made a return of capital distribution of $1,461,000 during the fiscal year ended September 30, 2012. Such a distribution must be accompanied by a written statement clearly disclosing the distribution is a return of capital. *See* Section 19(a) of the Investment Company Act of 1940 and Rule 19a-1 thereunder. Disclosure on page 46 of the prospectus states that the Fund will send a written Section 19(a) notice to shareholders when required by Section 19(a). We note that although the Fund's website has a link captioned "19(a) notices," no notices were posted for 2012. *See* http://gladstonecapital.investorroom.com/index.php?s=121&cat=1. Accordingly, it is unclear whether the required notices have been sent to shareholders. Please inform us whether written statements were sent to shareholders pursuant to Section 19(a) concerning the return of capital distributions in fiscal year 2012.

<u>GENERAL COMMENTS:</u>

4.   Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

5.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

6.   If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act of 1933 ("Securities Act"), please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment.

7.   Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

8.   Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

9.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * * * * *

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6945.

Sincerely,

John M. Ganley
Senior Counsel